UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January 2012                                                                                     Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant’s name into English)

600 de Maisonneuve Boulevard West
33rd Floor
Montréal, Québec
Canada H3A 3J2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

Gildan Activewear Inc. is hereby amending its Form 6-K previously filed with the Securities and Exchange Commission on February 9, 2012. The current CEO and CFO Certification of Interim Filings Full Certificate – Form 52-109F2 is being refiled due to an error in the date in paragraph 1 of such certificate.  The date has been modified to reflect the correct interim period end date, which is January 1, 2012.  Other than for the replacement of the CEO and CFO Certification of Interim Filings Full Certificate – Form 52-109F2 which is attached under exhibits 99.1 and 99.2, no part of the prior Form 6-K is being amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: February 15, 2012	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Certification of Interim Filings — CEO
99.2	Certification of Interim Filings — CFO